Filed by Vahanna Tech Edge Acquisition I Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vahanna Tech Edge Acquisition I Corp.

Commission File No.: 001-41094

Date: June 6, 2023

The following is a transcript of an interview of Rohan Malhotra, CEO of Roadzen, Inc. and Steve Carlson, Managing Partner of Pi Capital, by Kristina Ayanian of Nasdaq MarketSite, recorded on June 1, 2023

Reporter: Live from Nasdaq’s market site, I’m your host, Kristina Ayanian. And joining me today is CEO and founder of Roadzen, Rohan Malhotra, and managing partner of Pi Capital, Steve Carlson. Gentlemen, thank you so much for joining us.

Rohan and Steven: Thanks for having us.

Reporter: Roadzen is transforming the auto insurance industry, and you’ve really labelled yourself as a leader in the insurance technology space. Can you talk a little bit about that and your evolution to come to this point?

Rohan: Yeah, we are building the leading AI lab at the intersection of mobility and insurance. We think auto insurance is going to change over the next several years because cars are becoming more connected, electric, and autonomous in the future. That represents an incredible opportunity for insurance to address the change that’s coming in mobility. And this change is powered by AI. And specifically, we use computer vision and telematics, basically having the ability to measure the data that’s coming out of a vehicle to make better decisions across the value chain in underwriting, claims, distribution and more importantly, road safety. We think that cars can be made safer, we can reduce accidents on the road and if there is an accident, we can actually process a claim within a couple of minutes using telematics and vision. So, we’re truly excited by the idea of being in this massive industry and using the best machine learning and AI to affect transformation that is going to change this trillion-dollar industry.

Reporter: Absolutely. It’s really transforming the future.

Rohan: That is correct.

Reporter: Can you talk about your upcoming merger with Vahanna? Can you talk about the SPAC and why this merger makes sense among your two entities?

Steven: I’d be happy to do that. So, there’s a lot of haters out there about SPACs. Vahana was born out of the idea that there’s rich, deep pockets of capital here at Nasdaq, and there’s these parts of the world that have incredible companies, you know, unicorn sized companies that could value this capital very highly. And India is our focus for Vahanna. And specifically, we invented Vahanna to take capital from this market, put it into Indian tech plays of unicorn size that have a transformational impact on the whole planet despite the fact that they’re coming out of India. And that is why we founded Vahanna. And then when we had the opportunity to merge with Roadzen, many things come to bear. First and foremost is the AI story of Roadzen. It’s an incredible story in the sense that the AI allows you to engage with the client and the customer at a surface level initially. And then as the experience unfolds there, it deepens. The margins widen. And the other part of the story that’s really interesting about India is that obviously Roadzen was born in India, but the India marketplace is highly competitive and also very cost … much lower cost, much lower margins, and the technology stack and the whole model that Roadzen has can then be utilized outside of India where the margins are far bigger. And it’s a momentum game in the sense that as the technology is exploited, it goes deeper and deeper and each step along that way, you know, creates a lot of value for the investors. So when do you have the opportunity to come and invest in a company that is at the stage of Roadzen, which is just going to break even and is now getting the advantage of all this leverage and the technology on a much broader scale? And so we were invented for Roadzen and we’re really pleased to be coming to market with Roadzen.

Reporter: That’s incredible. I love the passion when you speak about the company, and you’re really opening the doors towards AI and towards other developing technologies in emerging economies.

Rohan: That’s one of the big focuses. We think that the technology emerging from India is not just back office, it can be used at the leading edge to compete with the world’s best companies on a platform such as the Nasdaq and build incredible value for our clients, partners, employees, and shareholders. We think this is a tremendous step for Roadzen and we’re truly excited to partner with Vahanna.

Reporter: You’re definitely staying ahead of the curve from a social aspect and a technology aspect. What are some of your key revenue drivers?

Rohan: The first part is we have this AI lab that powers our technology and then we have two revenue models within the company. We’re a licensed digital insurance broker now across India, USA, UK and Europe, which allows us to sell and embed insurance policies with car companies, fleets, reinsurers, agents, and other brokers and actually deliver an incredible insurance experience to their customers. So, our entire business is B2B2C. The second part is … and we make commission. Whenever we sell a policy, insurers pay us a commission for that. The second part is we use our leading-edge technology and actually provide it as a service to insurers, car companies etc. And they pay us as a tech company. So, we have these two models where we act as a broker or we act as a technology company, but both actually go into the same client base. And it also allows us to upsell. So, we may enter through one route and then position ourselves for other opportunities within the same kind of client base.

Reporter: It sounds like you’re transforming the insurance industry across all stakeholders, different stakeholders.

Rohan: Absolutely. We think that with the platform approach that we have taken, it allows us to act across stakeholders. It allows us to act across different opportunities because a fleet manager really cares about road safety. They want, if they have 10,000 vehicles on the road, these vehicles need to be safer. They care about the cost they are paying for insurance. We think our platform addresses all of these facts for our clients.

Reporter: How does Roadzen make auto insurance simple and easy with the ever-changing environment?

Rohan: I think there are three key aspects of insurance. No matter where you look at in the world, you got to do three things. You got to underwrite a policy, which means how much premium would you pay for your car? And the first step of that has been outdated. It’s done on Excel sheets. What we are doing is we make it dynamic and real-time. So based on your driving behavior where you drive, how you drive, your premiums get priced, and it’s even better. We can actually prevent an accident before it happens. That gives us an incredible range of dynamic pricing for your policy. The second part is, which is really the experience that the customer cares about the most, which is when if there is a claim, what happens? And what we do is we use telematics. So just as your phone can tell you how many steps you walked in a day, we can tell you using your phone or using data from the car if your car’s been in an accident so you don’t have to call us. We can actually help you process the claim and then use computer vision to recognize which parts are damaged, how much claim it would be, and do that within a couple of minutes. So rather than waiting weeks for a claim to be processed, we can do it in two minutes. And that really transforms the insurance experience for the end user.

Steven: And once and once the company’s in, not only does it do things less expensively, more efficiently, it changes fundamental behavior. So everyone wins, every constituency. And as that deepens, they go from the sort of surface-level support to a much deeper level that actually really changes the whole dynamic, lowering costs across the board, changing behavior. It’s this point about telematics is a phenomenal point. I think you should tell the story about briefly what the experience of a claim looks like because I think that’s the centrepiece.

Rohan: I think what we do is if you have a claim, we can recognize something bad has happened and immediately send you a message saying, “Are you doing okay? Do you need help? If you need help, we can dispatch roadside or medical assistance.” If you’re okay, we send you a link to record a video of your vehicle. And within that video, within like 10 seconds, we’ll tell you this is the parts that are damaged. These are the parts that can be replaced. And this is going to be the cost of your claim. So now the customer who’s standing on the road has ultimate peace of mind or zen on the road to, you know, enact their claim. And that’s been one of the core, you know, thesis behind Roadzen is to improve people’s lives, using our technology.

Steven: You press Send on the video, it receives a video, comes back and says, “Okay,” tells you how much, it has the intelligence to know what the labor costs, the parts cost all these other pieces. Gives you a quote, you like the quote, you press, “Yeah, I’ll take that.” And then you get your money ACHed into your account. It’s just a phenomenal experience.

Reporter: That’s incredible. That technology is incredible. It sounds like it’s very collaborative, customized and it’s an evolving effort.

Rohan: Absolutely. And you know, the beauty of this is the vision technology that Roadzen is building, it can be used for anything. One of the core expertise at Roadzen is in the world of AI, we call it computer vision, which is making machines see what humans can see. In the case of a claim that is inspecting the vehicle, what’s looking damaged, what parts need to be repaired, etc., in the case of a driver who’s looking at the road, it’s about accident detection or prevention by giving them feedback if they fall asleep or they’re looking at the phone, they are about to have an accident. 40% of accidents are caused by human distraction errors. And this is the technology that Tesla has got in its vehicles today. We can provide the same tech to any other vehicle on the road, and we think that will have a transformative impact on road safety.

Reporter: Absolutely. Especially in the digital revolution of the auto industry.

Rohan: Absolutely. As cars transform, we want to be the players who build insurance for this transformation.

Reporter: That’s incredible. No doubt you will be. What’s next for Roadzen?

Rohan: Well, this is an exciting time for us. We have the pending merger with the SPAC. We have a couple of acquisitions that are pending closing, and I mean, we have an incredible list of global marquee clients that we are working with to deploy our technology. Today we are present in 14 countries around the world. We look forward to expanding our reach and, you know, consummating the merger with the SPAC.

Steven: And once public, you know, with all the rigor that is implied by that, the opportunities for inorganic growth are truly phenomenal, because this company can take a traditional business and transform it literally overnight, changes all the metrics very quickly. And with that currency, you know, the sky’s the limit in terms of what we can do. Lastly, I want to say too, around that is we have a world-class board underneath the leadership of Rohan, players that have done, you know, remarkable transformational things in finance, in industry, and we’re very excited about the expertise that comes with that board. And we just feel like this company is ready for take-off.

Reporter: Absolutely. It truly is a team effort. Can you expand on that team dynamic? What is your company culture like?

Rohan: I think we have three, largely three basic principles we operate on. One is have fun, be curious and be meritocratic. We don’t want to be a company that’s an autocracy where, you know, the leader only makes all the decisions. We want everyone in the company to come up with ideas, you know, defend those ideas and come up with the best idea possible for the company. We have a team that’s now in the US, in San Francisco, in London, in India, in Paris. We have a couple of team members who are based in Munich and Singapore and Dubai. And we think like we’re bringing together kind of all of these cultures around the world, and the ideas that these cultures bring into the best meritocratic environment to build technology, to transform, you know, this is a trillion industry, and we are excited to be at the center of it.

Reporter: Absolutely. You’re definitely pioneering something really special. And we’re so excited to welcome you to the Nasdaq family. Thank you so much for joining us.

Important Information About the Business Combination and Where to Find It

This communication relates to a proposed business combination (the “Business Combination”) between Vahanna Tech Edge Acquisition I Corp. (“Vahanna”) and Roadzen, Inc. (“Roadzen”). In connection with the Business Combination, on February 14, 2023, Vahanna filed a Registration Statement on Form S-4 (File No. 333-269747) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus, that will be both the proxy statement to be distributed to Vahanna’s shareholders in connection with its solicitation of proxies for the vote by Vahanna’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Vahanna will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Vahanna’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Roadzen, Vahanna and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Vahanna as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Vahanna’s secretary at 1230 Avenue of the Americas, 16th Floor, New York, NY 10020.

Participants in Solicitation

Vahanna and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Vahanna’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Vahanna’s directors and officers in Vahanna’s filings with the SEC, including Vahanna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 14, 2023, and such information and names of Roadzen’s directors and executive officers in the Registration Statement, which includes the proxy statement/prospectus of Vahanna for the Business Combination. Shareholders can obtain copies of Vahanna’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov. Roadzen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vahanna in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the Registration Statement.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Vahanna’s or Roadzen’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which Roadzen operates and anticipated growth in demand for Roadzen’s services, projections of Roadzen’s future financial results and other metrics, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Vahanna and its management, and Roadzen and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Vahanna, Roadzen, New Roadzen or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the

Business Combination due to the failure to obtain approval of the shareholders of Vahanna or Roadzen; (iv) the inability of Roadzen to satisfy other conditions to closing; (v) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations of Roadzen as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Roadzen to grow and manage growth profitably, the ability of New Roadzen to maintain relationships with customers, suppliers, labor unions and other organizations that have a role in the business of Roadzen and the ability of New Roadzen to retain its management and key employees; (ix) costs related to the Business Combination; (x) changes in applicable laws or regulations, including those affecting the industries in which New Roadzen will operate; (xi) the possibility that Roadzen or New Roadzen may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) Roadzen’s estimates of expenses and profitability; (xiii) the evolution of the markets in which Roadzen competes; (xiv) the ability of Roadzen to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of Roadzen to satisfy regulatory requirements; (xvi) the impact of the COVID-19 pandemic on Roadzen’s and New Roadzen’s business; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Vahanna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 14, 2023, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to Vahanna’s shareholders and related Registration Statement, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Vahanna. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Vahanna nor Roadzen undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Vahanna or Roadzen, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Media Contact:

Sanya Soni

sanya@roadzen.io

Investor Contact(s):

Roadzen: Raghav Kansal

raghav@roadzen.io

Vahanna: Raahim Don

raahim@vahanna.com